

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3030

February 5, 2018

Anish Bhatnagar, M.D.
Chief Executive Officer
Soleno Therapeutics, Inc.
1235 Radio Road, Suite 110
Redwood City, CA 94065

         Re: **Soleno Therapeutics, Inc.**
                  Registration Statement on Form S-1
                  Filed January 29, 2018
                  File No. 333-222761

Dear Dr. Bhatnagar:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at (202) 551-3635 with any questions.

                                      Sincerely,

                                        /s/ Tim Buchmiller for

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery

cc: Elton Satusky, Esq.
        Wilson Sonsini Goodrich & Rosati,
        Professional Corporation